UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2026

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Nam Tai Property Inc.

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: February 11, 2026	By:	/s/ Bo Hu
Name: Bo Hu
Title: Chief Executive Officer

THIRD QUARTER NEWS RELEASE

NAM TAI PROPERTY INC.

Reports Q3 2025 Results

Shenzhen, China – February 11, 2026 – Nam Tai Property Inc. (“Nam Tai” or the “Company”) (OTC Expert Market Symbol: NTPIF) today announced its unaudited results for the third quarter ended September 30, 2025.

The following tables set forth key highlights of the financial information for the periods indicated:

(In thousands of US dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Nine Months results
	Q3 2025	Q3 2024	YoY(%)(a)	9M 2025	9M 2024	YoY(%)(a)
Revenue	$9,670	$9,482	2.0%	$31,628	$21,228	49.0%
Gross profit	$2,948	$5,568	(47.1%)	$10,426	$11,450	(8.9%)
Net loss from operation	$(1,251)	$(1,858)	—	$(1,830)	$(9,343)	—
% of revenue	(12.9%)	(19.6%)		(5.8%)	(44.0%)
per share (diluted)	$(0.02)	$(0.03)	—	$(0.03)	$(0.16)	—
Consolidated net income (loss)	$(1,871)	$(7,509)	—	$6,597	$(24,423)	—
% of revenue	(19.4%)	(79.2%)		20.9%	(115.1%)
Basic earnings (loss) per share	$(0.03)	$(0.13)	—	$0.11	$(0.42)	—
Diluted earnings (loss) per share	$(0.03)	$(0.13)	—	$0.11	$(0.42)	—
Weighted average number of shares (’000)
Basic	58,644	58,372		58,644	58,384
Diluted	58,644	58,372		58,644	58,384

Notes:

(a)	Percentage change is not applicable if either of the two periods contains a loss or no amount.

	Financial Position
	As of September 30, 2025	As of December 31, 2024	As of September 30, 2024
Cash and cash equivalents(a)	$68,564	$26,861	$4,086
Restricted cash	$4,313	$6,414	$129,780
Real estate properties under development, net	$208,023	$191,549	$197,198
Real estate properties held for sale	$36,632	$52,552	$58,868
Real estate properties held for lease, net	$133,746	$135,428	$140,004
Property, plant and equipment, net(b)	$7,379	$16,256	$20,490
Total assets	$487,630	$453,609	$579,783
Current portion of amount due to shareholders	$19,204	$—	$—
Short term bank and third party loans	$4,360	$7,649	$22,317
Current portion of long term bank loans	$3,375	$27,860	$15,722
Accounts payable	$35,153	$31,629	$33,006
Advance from customers(b)	$556	$16,026	$3,336
Long term bank loans	$162,274	$106,803	$117,834
Amount due to shareholders	—	17,836	17,399
Total shareholders’ equity	$184,435	$172,332	$120,663
Total number of common shares issued (’000)	60,203	60,203	59,267

Notes:

(a)	Cash and cash equivalents include all cash balances and certificates of deposit having a maturity date of three months or less when purchased.

(b)

Property, plant and equipment, net decreased by $8.9 million, from $16.3 million as of December 31, 2024 to $7.4 million as of September 30, 2025. Advances from customers decreased by $15.4 million, from $16.0 million as of December 31, 2024 to $0.6 million as of September 30, 2025. These decreases were mainly attributable to the closing of the sale of the Wuxi Property.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE THIRD QUARTER OF 2025

Key Highlights of Financial Position

	As of September 30, 2025	As of December 31, 2024	As of September 30, 2024
Current ratio(a)	1.34	0.92	0.77
Debt ratio(b)	62.2%	62.0%	79.2%
Return on equity(c)	3.7%	19.7%	(20.0%)
Ratio of total liabilities to total equity	1.64	1.63	3.80

Notes:

(a)	Current ratio is calculated as current assets divided by all current liabilities.
(b)	Debt ratio is calculated as total liabilities divided by total assets.
(c)	Return on equity is calculated as consolidated net income (loss) divided by the average of total shareholders’ equity at the beginning and end of the period.

FINANCIAL RESULTS

Revenue

Revenue for the third quarter of 2025 was $9.7 million compared to $9.5 million in the third quarter of 2024. Revenue for the third quarter of 2025 mainly consisted of sales of property of $5.6 million from Nam Tai • Longxi, operating lease income of $2.6 million from Nam Tai Inno Park and Nam Tai Inno Valley, property service income of $0.8 million from Nam Tai Inno Park, and other revenue of $0.7 million. Revenue for the third quarter of 2024 mainly consisted of sales-type lease income of $4.7 million from Nam Tai Inno Park, operating lease income of $3.2 million from Nam Tai Inno Park, Nam Tai Inno Valley, and Wuxi, property service income of $0.9 million from Nam Tai Inno Park, and other revenue of $0.7 million.

Gross Profit

Gross profit for the third quarter of 2025 was $2.9 million compared to $5.6 million in the third quarter of 2024. Gross profit for the third quarter of 2025 was mainly derived from revenue of $9.7 million, offset by costs of $6.7 million. Gross profit for the third quarter of 2024 was mainly derived from revenue of $9.5 million, offset by costs of $3.9 million.

General and administrative expenses

General and administrative expenses for the third quarter of 2025 were $3.3 million compared to $7.1 million in the third quarter of 2024. General and administrative expenses for the third quarter of 2025 mainly consisted of staff costs of $1.9 million, PRC taxes and surcharges of $0.7 million, office expenses of $0.5 million, and professional service fees of $0.2 million. General and administrative expenses for the third quarter of 2024 mainly consisted of professional service fees of $3.8 million, staff costs of $2.2 million, PRC taxes and surcharges of $0.6 million, and office expenses of $0.4 million.

Selling and marketing expenses

Selling and marketing expenses for the third quarter of 2025 were $0.9 million compared to $0.4 million in the third quarter of 2024. Selling and marketing expenses for the third quarter of 2025 mainly consisted of staff costs of $0.4 million, marketing and commission fees of $0.3 million, and property management fees of $0.1 million. Selling and marketing expenses for the third quarter of 2024 mainly consisted of staff costs of $0.3 million, and marketing and commission fees of $0.1 million.

Net Loss from Operations

Net loss from operations for the third quarter of 2025 was $1.3 million compared to net loss from operations of $1.9 million for the third quarter of 2024. Net loss from operations for the third quarter of 2025 mainly consisted of gross profit of $2.9 million, offset by general and administrative expenses of $3.3 million, and selling and marketing expenses of $0.9 million. Net loss from operations for the third quarter of 2024 mainly consisted of gross profit of $5.6 million, offset by general and administrative expenses of $7.1 million, and selling and marketing expenses of $0.4 million.

Consolidated Net Income (Loss)

Consolidated net loss for the third quarter of 2025 was $1.9 million compared to consolidated net loss of $7.5 million for the third quarter of 2024. Consolidated net loss for the third quarter of 2025 mainly consisted of net loss from operations of $1.3 million and other net expenses of $1.1 million, offset in part by interest income of $0.02 million, and income tax benefits of $0.4 million. Consolidated net loss for the third quarter of 2024 mainly consisted of net loss from operations of $1.9 million and other net expenses of $2.1 million, and income tax expenses of $3.6 million, offset in part by interest income of $0.02 million.

Cash and Cash Equivalents

Cash and cash equivalents increased by $41.7 million from $26.9 million as of December 31, 2024 to $68.6 million as of September 30, 2025. The increase was primarily attributable to net cash provided by financing activities of $25.9 million, and net cash provided by investing activities of $15.7million.

Restricted Cash

Restricted cash decreased by $2.1 million from $6.4 million as of December 31, 2024 to $4.3 million as of September 30, 2025. The decrease was primarily due to the release of $1.9 million previously frozen under other restrictions.

Real estate properties held for sale

Real estate properties held for sale are stated at the lower of carrying amounts or fair value less selling costs. Real estate properties held for sale decreased by $16.0 million from $52.6 million as of December 31, 2024 to $36.6 million as of September 30, 2025. The decrease was mainly due to the handover of sold units at Nam Tai • Longxi during the first nine months of 2025.

Real Estate Properties under Development, Net

Real estate properties under development, net increased by $16.5 million from $191.5 million as of December 31, 2024 to $208.0 million as of September 30, 2025, which is primarily attributable to the construction of Nam Tai Technology Center.

Real estate properties held for lease, net

Real estate properties held for lease, net are recorded at cost less accumulated depreciation. Real estate properties held for lease, net decreased by $1.7 million from $135.4 million as of December 31, 2024 to $133.7 million as of September 30, 2025, which was mainly due to depreciation for the first nine months of 2025.

Accounts Payable

Accounts payable increased by $3.6 million from $31.6 million as of December 31, 2024 to $35.2 million as of September 30, 2025. The increase was mainly due to the increase of $3.3 million arising from the construction of the Nam Tai Technology Center.

Current Portion of Long Term Bank Loans

The current portion of long term bank loans decreased by $24.5 million from $27.9 million as of December 31, 2024 to $3.4 million as of September 30, 2025. The decrease was mainly due to loan repayments during the first nine months of 2025.

Liquidity and Capital Resources

As of September 30, 2025, the Company had a total cash and cash equivalents of $68.6 million. As of December 31, 2024, the Company had a total cash and cash equivalents of $26.9 million.

BUSINESS OVERVIEW

Leasing and sales Progress

As of September 30, 2025, we had a leasable area of approximately 302,607 square meters, which was located in Shenzhen. As of September 30, 2025, the occupancy rate of our Shenzhen projects, including pre-leasing areas, was approximately 72%. The occupancy rate of Nam Tai Inno Park was 74%, a decrease of 1 percentage point from the quarter ended June 30, 2025.

In the third quarter of 2025, a total of 57 residential units of Nam Tai • Longxi were newly subscribed, compared with 66 residential units in the quarter ended June 30, 2025.

Projects	Leasable Area as of September 30, 2025	Leased Area as of September 30, 2025	Occupancy Rate
Nam Tai Inno Park	264,337	196,851	74%
Nam Tai Inno Valley	38,270	21,887	57%
Total	302,607	218,738	72%

Project Construction and Development Progress

•

Nam Tai Technology Center is the Company’s second factory-turned-industrial-park redevelopment project, located in Baoan District, Shenzhen. Currently under construction, the project has a site area of 22,364 square meters and a total GFA of 194,595 square meters. It consists of three R&D office buildings and a combined dormitory and retail podium.

•

The construction of the project started in December 2019, but has been suspended for approximately two and a half years due to the shareholders’ dispute and related financial challenges. Under the current management, the construction of the project resumed in February 2025, and is expected to be completed in the first half of 2026.

Real Estate Market Update

•

During the third quarter of 2025, the residential property market in Dongguan remained under adjustment. Industry research and official statistics indicate that overall transaction activity stayed relatively depressed, with buyers maintaining a cautious stance. While seasonal factors supported stable market activity during certain periods, overall residential demand remained weak. Developers continued to prioritize inventory reduction, and residential prices continued to adjust in line with prevailing market conditions.

RECENT DEVELOPMENTS

Nam Tai • Longxi General Contractor Dispute

In July 2025, the Company received a notice from Shenzhen Guangshengda Construction Co., Ltd. (“Guangshengda”) regarding the assignment of claims for Nam Tai • Longxi project under its general construction contract to Shenzhen Weiyueda Mechanical & Electrical Installation Engineering Co., Ltd. (“Weiyueda”). The Company responded in August 2025, disputing and refusing to acknowledge the validity of such assignment. The Company believes the assignment is invalid due to, among other reasons, Guangshengda’s failure to fully perform its post-warranty maintenance obligations, which has led to customer complaints and potential group disputes; the ongoing and unresolved final project settlement process, which includes potential claims for liquidated damages against Guangshengda for project delays; and Guangshengda’s failure to issue the full amount of required invoices for the project.

In late August 2025, 54 residential units of the project were frozen by a court order following a pre-litigation asset preservation application filed by Weiyueda.

In September 2025, the Company filed a jurisdictional challenge, arguing that the case should be heard by a court in Shenzhen, which is currently under review by the court. The Company has also applied to substitute the frozen assets, specifically the pre-sold properties, with other unencumbered assets. Such an application has not been approved as the plaintiff, Weiyueda, objected.

In October 2025, Weiyueda’s legal counsel proposed a potential settlement involving the transfer of properties in lieu of cash payment. This proposal was reviewed by the Company but no agreement was reached.

In January 2026, the case held its initial hearing and remains under court review.

Nam Tai • Longxi Property Services Dispute

The Company is involved in litigation with Dongguan Kaisa Property Management Co., Ltd. (“Dongguan Kaisa Property”), the initial property management service provider for Nam Tai • Longxi project, the construction of which was substantially completed in 2022.

In October 2024, as part of the abovementioned Settlement with Greater Sail Ltd. (“GSL”), the Company entered into a settlement agreement with Dongguan Kaisa Property to terminate the property management contract for Nam Tai • Longxi project and change the property management company with the assistance of Dongguan Kaisa Property. However, Dongguan Kaisa Property render such assistance or vacate the property management premises. However, Dongguan Kaisa Property did not vacate, and filed a lawsuit against the Company later in 2025.

In August 2025, Dongguan Kaisa Property obtained a pre-litigation preservation order from the court, freezing two residential units of the Nam Tai • Longxi project and approximately RMB 0.16 million in the Company’s bank accounts. In October 2025, the Company obtained Dongguan Kaisa Property’s statement of claim, which seeks payment of approximately RMB 1.09 million in property management fees for vacant residential units and parking units from November 2024 to May 2025, plus fees of approximately RMB 2.2 million for vacant commercial units from September 2023 to May 2025, totaling approximately RMB 3.43 million, inclusive of late payment interest.

In November 2025, in response to Dongguan Kaisa Property’s actions, the Company initiated arbitration with the International Chamber of Commerce (“ICC”) against GSL and Kaisa.

On January 21, 2026, the Company and the Kaisa-affiliated parties executed a supplemental agreement to the Settlement. Pursuant to this supplemental agreement, the parties have submitted applications to withdraw the Dongguan litigation, to lift all related preservation measures, and to withdraw the ICC arbitration. Dongguan Kaisa Property has also undertaken that it will not pursue any claims for property management service fees incurred on or before December 31, 2025.

Dispute with IsZo

Since late 2024, IsZo Capital LP (“IsZo”) has made several demands against the Company related to, among other things, IsZo’s allegation that the Company owes it reimbursements for certain litigation and activism campaign costs. The Company has been engaged in discussions with IsZo regarding IsZo’s allegations. To date, IsZo has not filed any formal litigation action against the Company.

Shareholder loans with IsZo and IAT

On December 23, 2025, the Company and IAT Insurance Group, Inc. (“IAT”) entered into an amendment to the amended Original Promissory Note, which had a principal amount of $12 million and a maturity date of January 11, 2026. Based on the new amendment, beginning January 12, 2026, the maturity date will automatically extend for successive 90-day rollover periods unless IAT delivers at least 60 days’ prior written notice requiring repayment before the end of any such period. As of the amendment date, the outstanding principal balance of the IAT note was approximately $15.75 million, with accrued interest of approximately $47 thousand.

On January 9, 2026, the Company fully repaid the outstanding principal of $3 million and accrued interest of approximately $0.95 million under the IsZo note. IsZo has also claimed additional expenses of $0.95 million. The Company has requested supporting evidence for this claim but has not yet received a response as of the date of this filing.

OPERATING RESULTS

Project Portfolio – As of September 30, 2025

The following two stages are the principal stages for our properties:

•

Properties Completed, comprising the properties held for sale and leasing for which the completion acceptance has been filed and the construction has been completed and the internal acceptance criteria are met.

•	Properties Under Development, comprising properties for which the foundation work construction permits have been obtained and property that is under construction and has not yet completed acceptance.

	Nam Tai	Nam Tai Technology	Nam Tai	Nam Tai •
	Inno Park	Center	Inno Valley	Longxi
	Guangming District,	Baoan District,	Baoan District,	Machong Town,
	Shenzhen	Shenzhen	Shenzhen	Dongguan
Type	Industrial buildings and supporting dormitory buildings			Residential and Commercial Property
Site Area (sq. m.)	103,739	22,364	26,313	33,763
Capacity GFA (sq.m.)	265,139	139,746	N/A	84,408
Total GFA (sq. m.)	331,701	194,595	41,927	114,520
Under Development (sq. m.)	—	194,595	—	—
Total GFA Completed (sq. m.)	331,701	—	41,927	114,520
Interest attributable to us	100%	100%	100%	100%

FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements about future expectations and plans, as well as other statements regarding matters that are not historical facts. These forward-looking statements include but are not limited to statements regarding the management’s belief that the Company would be able to meet its cash requirements for at least the 12 months following the issuance date of these consolidated financial information; the expected completion timeline of Nam Tai Technology Center; the Company’s ability to implement its lease-up program for Nam Tai Technology Center and secure relevant target tenants; the Company’s belief on the invalidity of Guangshengda’s assignment of claims for Nam Tai • Longxi project under its general construction contract, statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, estimates, and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond the Company’s control. These factors include risks related to its currently contemplated strategy, competition, timing, increases in costs of materials, capital and financing needs, access to funding under the Company’s debt instruments and the timing thereof, the Company’s ability to refinance certain debt, its ability to sell certain assets, construction/development challenges or setbacks, its ability to hire and retain construction contractors and subcontractors, the Company’s ability to obtain materials and supplies necessary for construction of various projects, any unforeseen issues relating to construction, including environmental, weather, catastrophes, or other issues, the Company’s ability to add additional guaranteed power to certain of its projects, projected regional development, composition of potential tenants of development projects, development of asset light capabilities for internal or external use and monetization, judicial and regulatory challenges and/or delays, changes in economic policy, including in relation to trade and/or tariffs, anticipated savings or uses of funding from refinancings, changes in general economic conditions and other factors detailed from time to time in the Company’s filings with the SEC. The words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, and similar expressions are intended to identify forward-looking statements. All forward-looking statements are based on information currently available to the Company and the Company does not undertake to update any forward-looking statement, whether written or oral, whether as a result of new information, future events or otherwise, except as may be required by applicable law or regulations.

ABOUT NAM TAI PROPERTY INC.

Nam Tai Property Inc., a Company incorporated in the British Virgin Islands (the “BVI”) and governed by BVI law, owns certain subsidiaries, which own and operate commercial real estate projects across the People’s Republic of China. Those subsidiaries currently maintain two industrial complex projects, with one in Guangming, Shenzhen and one in Bao’an, Shenzhen. Learn more about the Company, and the portfolio of properties held by certain of its subsidiaries by emailing our investor relations team or visiting Weibo: https://weibo.com/u/7755634761.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED SEPTEMBER 30, 2025 AND 2024

(In Thousands of US dollars except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$9,670	$9,482	$31,628	$21,228
Cost of revenue	(6,722)	(3,914)	(21,202)	(9,778)

Gross profit	2,948	5,568	10,426	11,450
Expenses
General and administrative expenses	(3,325)	(7,073)	(9,234)	(19,656)
Selling and marketing expenses	(874)	(353)	(3,022)	(1,137)

Total operating expenses	(4,199)	(7,426)	(12,256)	(20,793)

Net loss from operations	(1,251)	(1,858)	(1,830)	(9,343)
Other income (expenses), net	(1,069)	(2,109)	11,636	(3,855)
Interest income	21	15	78	41

Income (loss) before income tax	(2,299)	(3,952)	9,884	(13,157)
Income tax (expense) benefit	428	(3,557)	(3,287)	(11,266)

Consolidated net income (loss)	(1,871)	(7,509)	6,597	(24,423)
Functional currency translation adjustment	1,075	2,045	3,228	17,626
Other comprehensive income (loss)(1)	1,075	2,045	3,228	17,626

Consolidated comprehensive income (loss)	$(796)	$(5,464)	$9,825	$(6,797)

Earnings (loss) Per Share
Basic	$(0.03)	$(0.13)	$0.11	$(0.42)
Diluted	$(0.03)	$(0.13)	$0.11	$(0.42)
Weighted average number of shares (’000)
Basic	58,644	58,372	58,644	58,384
Diluted	58,644	58,372	58,644	58,384

Notes:

(1)	Other comprehensive income (loss) was due to foreign exchange translation.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT SEPTEMBER 30, 2025 AND DECEMBER 31, 2024

(In Thousands of US dollars)

	September 30,	December31,
	2025	2024
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$68,564	$26,861
Restricted cash	4,313	6,414
Accounts receivable	7,004	6,058
Real estate properties held for sale	36,632	52,552
Prepaid expenses and other receivables	17,248	14,492

Total current assets	$133,761	$106,377

Real estate properties under development, net	208,023	191,549
Property, plant and equipment, net	7,379	16,256
Real estate properties held for lease, net	133,746	135,428
Deferred income tax assets	2,813	2,114
Other assets	1,908	1,885

Total assets	$487,630	$453,609

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short term bank and third party loans	4,360	7,649
Current portion of long term bank loans	3,375	27,860
Accounts payable	35,153	31,629
Rental deposits from customers	1,881	2,465
Accrued expenses and other payables	23,810	22,152
Advance from customers	556	16,026
Contract liabilities	11,396	7,556
Current portion of amount due to shareholders	19,204
Total current liabilities	$99,735	$115,337

Long term bank loans	162,274	106,803
Long term rental deposits	1,996	1,825
Financing lease payable	—	4
Other payable	23,137	23,130
Deferred income tax liabilities	16,053	16,342
Amount due to shareholders	—	17,836

Total liabilities	$303,195	$281,277

EQUITY
Shareholders’ equity:
Common shares	$602	$602
Additional paid-in capital	321,289	320,389
Accumulated deficit	-130,449	-138,424
Accumulated other comprehensive loss (1)	-7,007	-10,235

Total shareholders’ equity	$184,435	$172,332

Total liabilities and shareholders’ equity	$487,630	$453,609

Notes:

(1)	Accumulated other comprehensive loss was due to foreign exchange translation.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED SEPTEMBER 30, 2025 AND 2024

(In Thousands of US dollars)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income (loss)	$(1,871)	$(7,509)	$6,597	$(24,423)
Adjustments to reconcile consolidated net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	1,193	1,259	3,710	3,821
Amortization of right-of-use asset	—	66	—	198
Gain on disposal of property, plant and equipment	—	—	(17,593)	—
Share-based compensation expenses	96	1,560	899	4,680
Unrealized exchange (gain) loss	(188)	(78)	122	(150)
Deferred income taxes	(391)	3,648	(988)	(5,106)
Loss on lease termination	—	(1,180)	—	(2,360)
Interest paid	(929)	(1,315)	(4,784)	(3,404)
Changes in assets and liabilities:
Accounts receivable	(402)	(98)	(946)	(75)
Prepaid expenses and other receivables	(1,138)	(313)	(2,779)	(356)
Rental deposits paid out as leasee	—	86	—	87
Real estate properties under development	(690)	(16,337)	(2,300)	(16,579)
Accrued expenses and other payables	800	205	7,828	12,830
Accounts payable	200	3,489	3,524	31
Lease liabilities	—	1,180	—	(194)
Advance from customers	(1,064)	(1,223)	232	(2,262)
Rental deposits from customers	(342)	(13)	(413)	82
Amount due to shareholders	472	427	1,368	1,240
Contract liabilities	1,843	397	3,840	114
Total adjustments	$(540)	$(8,240)	$(8,280)	$(7,403)

Net cash used in operating activities	$(2,411)	$(15,749)	$(1,683)	$(31,826)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of property, plant and equipment	—	—	15,702	—
Decrease in short term investments	—	30,853	0	30,796

Net cash provided by investing activities	$—	$30,853	$15,702	$30,796

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of bank and third party loans	(56,752)	(8,285)	(134,629)	(13,486)
Proceeds from bank and third party loans	84,223	9,076	160,545	16,821
Decrease in finance lease payable	—	—	(4)	(6)

Net cash provided by financing activities	$27,471	$791	$25,912	$3,329

Net increase in cash and cash equivalents and restricted cash	$25,060	$15,895	$39,931	$2,299

Cash and cash equivalents and restricted cash at beginning of period	45,421	106,551	33,275	113,791
Effect of exchange rate changes on cash and cash equivalents and restricted cash	2,396	11,420	(329)	17,776

Cash and cash equivalents and restricted cash at end of period	$72,877	$133,866	$72,877	$133,866

SUPPLEMENTARY INFORMATION ON CASH FLOWS
Cash and cash equivalents	$68,564	$4,086	$68,564	$4,086
Restricted cash	$4,313	$129,780	$4,313	$129,780

NAM TAI PROPERTY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED SEPTEMBER 30, 2025 AND 2024

(In Thousands of US dollars)

1.

These financial statements, including the consolidated balance sheet as of December 31, 2024, which was derived from audited financial statements, do not include all of the information and notes required by U.S. Generally Accepted Accounting Principles for complete financial statements and should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024.

2.

In the opinion of management, all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the full year ending December 31, 2025.

3.

Accumulated other comprehensive loss represents foreign currency translation adjustments. The consolidated comprehensive loss was $0.8 million for the three months ended September 30, 2025 and the consolidated comprehensive income was $9.8 million for the nine months ended September 30, 2025.

4.	A summary of the operations income, net income (loss) and long-lived assets by geographical areas is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Operations income within:
- PRC, excluding Hong Kong:	$9,670	$9,482	$31,628	$21,228

Net income (loss) within:
- PRC, excluding Hong Kong:	$(1,597)	$(2,710)	$10,219	$(9,244)
- Hong Kong:	(274)	(4,799)	(3,622)	(15,179)

Total net income (loss)	$(1,871)	$(7,509)	$6,597	$(24,423)

	September 30, 2025	December 31, 2024
Long-lived assets by geographical area:
- Real estate properties under development in PRC, excluding Hong Kong	$208,023	$191,549
- Property, plant and equipment in PRC, excluding Hong Kong	7,379	16,250
- Hong Kong	—	6
- Real estate properties held for lease in PRC, excluding Hong Kong	133,746	135,428
Total long-lived assets	$349,148	$343,233